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                                                Filed by Hewlett-Packard Company
                           pursuant to Rule 425 under the Securities Act of 1933
                                                    Subject Company: Indigo N.V.
                                                   Commission File No. 000-23860

                         [LETTERHEAD OF HEWLETT-PACKARD]

                                [HP INVENT LOGO]


Editorial Contact:

Kipp Martell, HP
+1 208 396 6034
kipp_martell@hp.com

                        HP ANNOUNCES PRELIMINARY EXCHANGE           PR032002GP37
                        RATIOS FOR INDIGO EXCHANGE OFFER

PALO ALTO, Calif., March 20, 2002 -- Hewlett-Packard Company (NYSE:HWP) today announced the preliminary exchange ratios in connection with its exchange offer for all outstanding shares of Indigo NV (Nasdaq:INDG). Based on the recent trading prices of HP common stock, Indigo shareholders who tender into the offer will receive 0.3759 of an HP share for Indigo shares exchanged for the fixed offer price and 0.3008 of an HP share for Indigo shares exchanged for the contingent offer price. Indigo shareholders also will receive one contingent value right for each share exchanged for the contingent offer price.

HP's offer, which is being made through an indirect subsidiary, is scheduled to expire at noon Eastern time on Friday, March 22, 2002. The exchange ratio for the fixed offer price and the contingent offer price may change if HP extends the expiration date of the offer. If HP extends the offer, the final exchange ratios for the fixed offer price and the contingent offer price will be based on the average closing sales price of HP common stock on the New York Stock Exchange during the 20 consecutive trading days ending on the day which, as of the expiration of the exchange offer, is the third most recent closing of the U.S. markets; provided, however, that the exchange ratio for the fixed offer price shall not exceed 0.4494 nor be less than 0.3167 and that the exchange ratio for the contingent offer price shall not exceed 0.3595 nor be less than 0.2534.

Completion of the exchange offer remains subject to the satisfaction or waiver of the conditions to the offer. Computershare Trust Company of New York and Citibank International plc (Luxembourg Branch) have been appointed as exchange agents for the offer, and Georgeson Shareholder is the information agent for the offer (+1 212 806 6741 and toll free in North America: +1 866 233 9045).

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March 20, 2002
Page 2


Indigo extends HP's printing systems portfolio beyond inkjet and LaserJet technology into a third high-speed color print technology. With the addition of Indigo, HP will sell offset-quality digital press solutions and services that will enable businesses to more effectively target and retain their customers with short-run, personalized business communications linked to digital document creation.

About HP
--------

Hewlett-Packard Company -- a leading global provider of computing and imaging solutions and services -- is focused on making technology and its benefits accessible to all. HP had total revenue of $45.2 billion in its 2001 fiscal year. Information about HP and its products can be found on the World Wide Web at http://www.hp.com.
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                                      # # #

Additional Information and Where to Find It
-------------------------------------------

HP has filed a registration statement on Form S-4 and a tender offer statement on Schedule TO. HP and Indigo have filed a transaction statement on Schedule 13E-3, and Indigo has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC regarding the exchange offer. HP and Indigo have mailed the definitive prospectus and the Schedule 14D-9, each filed with the SEC on February 21, 2001, and related tender offer materials to shareholders of Indigo. Investors and security holders are urged to read these documents and any other relevant materials filed by HP or Indigo with the SEC because they contain, or will contain, important information about the exchange offer. The prospectus,
Schedule 14D-9 and other relevant materials (when they become available), and any other documents filed by HP or Indigo with the SEC, may be obtained free of charge at the SEC's Web site at www.sec.gov. In addition, investors and security
                                -----------
holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94303, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Indigo by contacting Indigo Investor Relations, 400 Unicorn Park Drive, Woburn, Massachusetts 01801, 781-937-8999. Investors and security holders are urged to read the definitive prospectus, the Schedule 14D-9 and the other relevant materials (when they become available) before making any decision on whether to tender Indigo common shares into the exchange offer.

This news release contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including anticipated timing of filings, approvals and closings relating to the exchange offer and the execution of integration and restructuring plans relating to the acquisition of Indigo or other planned acquisitions. Risks, uncertainties and assumptions, including the possibility that the market for the sale of certain products and services may not develop as expected; that the development of these products and services may not proceed as planned; the challenges of integration and restructuring associated with the exchange offer or other planned acquisitions and the challenges of achieving anticipated synergies; the possibility that the exchange offer or other planned acquisitions may not close or that HP, Indigo or other parties to planned acquisitions may be required to modify some aspects of the acquisition transactions in order to obtain regulatory approvals; and other risks that are described from time to time in HP's Securities and Exchange Commission reports, including but not limited to HP's annual report on Form 10-K, as amended on January 30, 2002, for the fiscal year ended October 31, 2001 and HP's registration statement on Form S-4 filed on February 14, 2002.

HP assumes no obligation and does not intend to update these forward-looking statements.